CHINA GREEN AGRICULTURE, INC.

3rd Floor, Borough A, Block A. No.181, South Taibai Road, Xi’an, Shaanxi Province, People’s Republic of China 710065

October 1, 2012

Via Edgar

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Mail Stop: 3561

Washington, D.C. 20549

Attention: David R. Humphrey, Accounting Branch Chief

Re:	China Green Agriculture, Inc. Form 10-K for the Fiscal Year Ended June 30, 2011 Filed September 12, 2011 File No. 001-34260

Dear Mr. Humphrey:

China Green Agriculture, Inc., a Nevada corporation (the “Company” or “we”), is in receipt of the letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated September 27, 2012 (the “Comment Letter”) to the Company, with respect to the Company’s Annual Report on Form 10-K for the year ended June 30, 2011 (the “Form 10-K”). We hereby file via EDGAR our response to the Comment Letter. The text of the Staff's comments is set forth in italics below, followed by the responses of the Company.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Discussion of Segment Profitability Measures, page 53

1.	Refer to our previous comment 1. We note certain added disclosures in your Form 10-K for the year ended June 30, 2012 with respect to the relocation of Jintai. However, please tell us the location, in your filing, of the last five paragraphs included in your response to our previous comment five, issued in our comment letter dated June 26, 2012. If they have not been included in the document, please revise your Form 10-K to include them in MD& A under your comparative discussions of operating results.

Response:

The first and last paragraphs of the five paragraphs referred to in your comment above have been included under “MD&A – Recent Development – Jintai Relocation” in the Annual Report on Form 10-K for the fiscal year ended June 30, 2012 (the “2012 Form 10-K”). In addition, “Business – Recent Developments” section of the 2012 Form 10-K stated the similar content.

With respect to the middle three paragraphs where the obsolete plants were described, further to our submission of the previous response letter on July 19, 2012, in the process of preparing the 2012 Form 10-K, we thought it more thoroughly and believe such a disclosure had become obsolete by itself in the sense that the data were as of last fiscal year and the first three quarters in fiscal 2012. That being said, we will nevertheless bear the Staff’s comment in mind and provide an up-to-date disclosure on Jintai’s write-offs under G&A expenses in the upcoming quarterly report for the fiscal quarter ended September 30, 2012.

October 1, 2012

We acknowledge that we are responsible for the accuracy and adequacy of the disclosure in the filing. We further acknowledge that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing, and that we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Ken Ren
Ken Ren
Chief Financial Officer